                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                 SCHEDULE 13E-3
                               (Amendment No. 2)

                        RULE 13E-3 TRANSACTION STATEMENT
                  (PURSUANT TO SECTION 13(E) OF THE SECURITIES
                             EXCHANGE ACT OF 1934)


                           Windsor Park Properties 3,
                        A California Limited Partnership
                                (Name of Issuer)

                                 N'Tandem Trust

                           Chateau Communities, Inc.

                           Windsor Park Properties 3,
                        A California Limited Partnership
                      (Name of Person(s) Filing Statement)

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                                Steven G. Waite
                            The Windsor Corporation
                            6160 South Syracuse Way
                       Greenwood Village, Colorado 80111
                                  303-741-3707
      (Name, Address and Telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

                                With copies to:
                             Jay L. Bernstein, Esq.
                       Clifford Chance Rogers & Wells LLP
                                200 Park Avenue
                         New York, New York 10166-0153
                                 (212) 878-8000
            subject to Regulation 14A, Regulation 14C or Rule 13e-3(C) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_] A tender offer.

     d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box "a." above are preliminary copies: [X]

                           Calculation of Filing Fee

Transaction Valuation                              Amount of Filing Fee
--------------------------------------------------------------------------------
$                                                  $
--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $2,111.00                  Filing party:  Windsor Park Properties 3, A
                                                                   California Limited Partnership

Form or registration no.:  Schedule 14A             Date Filed:  November 19, 1999

          This Transaction Statement on Schedule 13E-3 relates to the proposed sale of the assets of Windsor Park Properties 3, A California Limited Partnership (the "Partnership"), pursuant to a plan of liquidation (the "Plan of Liquidation") adopted by the general partners of the Partnership (the "General Partners").

          Pursuant to the Plan of Liquidation, the Partnership will sell its four wholly-owned properties and its partial ownership interests in four other properties (together, the "Properties") to N'Tandem Trust, an unincorporated California business trust ("N'Tandem"), whose advisory company, The Windsor Corporation, is also the managing general partner of the Partnership (the "Managing General Partner"). Chateau Communities, Inc., which owns the Managing General Partner, also holds 9.8% of the capital stock of N'Tandem.

          In accordance with the Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the General Partners are seeking the consent of the holders (the "Limited Partners") of units of limited partnership interest (the "Units") in the Partnership to the sale of assets (the "Sales") and the Plan of Liquidation.


          The Cross Reference Sheet below is furnished pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Schedule 13E-3 in the Consent Solicitation Statement (the "Consent Solicitation Statement") included in the Partnership's Schedule 14A filed on March 3, 2000, by the Partnership with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information in the Consent Solicitation Statement is incorporated into this Schedule 13E-3 by reference. The Consent Solicitation Statement is incorporated by reference as Exhibit (d) to this Schedule 13E-3. Capitalized terms not defined herein have the meanings ascribed to them in the Consent Solicitation Statement.

                              CROSS REFERENCE SHEET


                                                        Location in Consent Solicitation
  Item in Schedule 13E-3                                Statement by Caption
  ----------------------                                --------------------------------
  Item 1.     Issuer and Class of Security
              Subject to the Transaction

              (a)                                       Cover Page.  SUMMARY -- Purpose of the Consent
                                                        Solicitation; Proposals 1 and 2.

              (b)                                       SUMMARY -- Purpose of the Consent Solicitation;
                                                        Proposals 1 and 2.  CONSENT PROCEDURES;
                                                        TRANSACTIONS AUTHORIZED BY CONSENTS -- Record Date;
                                                        Required Vote.

              (c)                                       SUMMARY -- No Established Trading Market For Units.

              (d)                                       SUMMARY -- Historical Distributions.

              (e)                                       Not applicable.

              (f)                                       DESCRIPTION OF THE PROPOSED TRANSACTIONS --
                                                        Background of the Proposed Transactions.

  Item 2.     Identity and Background

              (a) - (d)                                 MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS --
                                                        Conflicts of Interest.  DESCRIPTION OF THE
                                                        PROPOSED TRANSACTIONS -- Information Concerning
                                                        N'Tandem and Chateau.  APPENDIX B -- Information
                                                        Concerning Officers and Directors of the Managing
                                                        General Partner, N'Tandem and Chateau.

              (e)                                       Not applicable.



                                                        Location in Consent Solicitation
  Item in Schedule 13E-3                                Statement by Caption
  ----------------------                                --------------------------------

              (f)                                       Not applicable.

              (g)                                       APPENDIX B -- Information Concerning Officers and
                                                        Directors of the Managing General Partner,
                                                        N'Tandem and Chateau.

  Item 3.     Past Contacts, Transactions or
              Negotiations

              (a)(1)                                    DESCRIPTION OF THE PROPOSED TRANSACTIONS --
                                                        Background of the Proposed Transactions.

                  (2)                                   DESCRIPTION OF THE PROPOSED TRANSACTIONS --
                                                        Background of the Proposed Transactions, and -- The
                                                        Purchase and Sale Agreement.

              (b)                                       Description of the Proposed Transactions --
                                                        Background of the Proposed Transactions, and -- The
                                                        Purchase and Sale Agreement.

  Item 4.     Terms of the Transaction

              (a)                                       Description of the Proposed Transactions.

              (b)                                       Not applicable.

  Item 5.     Plans  or  Proposal  of  the  Issuer  or
              Affiliate

              (a) -- (g)                                Description of the Proposed Transactions.



                                                        Location in Consent Solicitation
  Item in Schedule 13E-3                                Statement by Caption
  ----------------------                                --------------------------------
  Item 6.     Source and Amounts of Funds or Other
              Consideration

              (a)                                       Description of the Proposed Transactions -- The
                                                        Purchase and Sale Agreement.

              (b)                                       Description of the Proposed Transactions -- The
                                                        Purchase and Sale Agreement, -- Solicitation
                                                        Expenses, and -- Estimate of Liquidating
                                                        Distributions Payable to Limited Partners.
                                                        CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY
                                                        CONSENTS -- Solicitation of Consents.


              (c)                                       Description of the Proposed Transactions -- The
                                                        Purchase and Sale Agreemen -- Purchase Prices.

              (d)                                       Not applicable.

  Item 7.     Purposes,  Alternatives, Reasons and
              Effects

              (a)-- (c)                                 DESCRIPTION OF THE PROPOSED TRANSACTIONS -- Purpose
                                                        of the Consent Solicitation; Proposals 1 and 2,
                                                        and -- Background of the Proposed Transactions.
                                                        SPECIAL FACTORS -- Fairness of the Proposed
                                                        Transactions; Recommendation of the Proposed
                                                        General Partners, -- Alternatives Considered, and --
                                                        N'Tandem and Chateau's Belief as to the Fairness
                                                        of the Proposed Transactions; N'Tandem's and
                                                        Chateau's Reasons for Engaging in the Proposed
                                                        Transactions.


                                               Location in Consent Solicitation
Item in Schedule 13E-3                         Statement by Caption
----------------------                         --------------------------------

         (d) DESCRIPTION OF THE PROPOSED TRANSACTIONS -- Purpose of the Consent Solicitation; Proposals 1 and 2, -The Purchase and Sale
                                               Agreement,-- Estimate of
                                               Liquidating Distributions Payable
                                               to Limited Partners, and --
                                               Ownership of Properties by
                                               N'Tandem Following Sales. SPECIAL
                                               FACTORS -Fairness of the Proposed
                                               Transactions; Recommendation of
                                               the General Partners. FEDERAL
                                               INCOME TAX CONSIDERATIONS.


Item 8.  Fairness of the Transaction

         (a) -- (b)                            DESCRIPTION OF THE PROPOSED
                                               TRANSACTIONS -- Background of the
                                               Proposed Transactions. SPECIAL
                                               FACTORS -- Fairness of the
                                               Proposed Transactions;
                                               Recommendation of the General
                                               Partners, and -- N'Tandem's and
                                               Chateau's Belief as to the
                                               Fairness of the Proposed
                                               Transactions; N'Tandem's and
                                               Chateau's Reasons for Engaging in
                                               the Proposed Transactions.

        (c) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS -- Record Date; Required Vote.

        (d)                                    SPECIAL FACTORS -- Fairness of
                                               the Proposed Transactions;
                                               Recommendation of the General
                                               Partners, and - Fairness Opinion.
                                               MATERIAL RISK FACTORS AND OTHER
                                               CONSIDERATIONS -- No Appointment
                                               of Independent Representative.

        (e)                                    Not applicable.

                                              Location in Consent Solicitation
Item in Schedule 13E-3                        Statement by Caption
----------------------                        --------------------------------

         (f)                                  SPECIAL FACTORS -- Fairness of the
                                              Proposed Transactions;
                                              Recommendation of the General
                                              Partners.

Item 9.  Reports,  Opinions, Appraisals
         and Certain Negotiations

         (a) -- (c)                           SPECIAL FACTORS -- Fairness
                                              Opinion -- and Appraisal.

Item 10. Interest in Securities of the
         Issuer

         (a) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS -- Record Date; Required Vote.

         (b)                                  Not applicable.


Item 11. Contracts, Arrangements or
         Understandings with Respect
         to the Issuer's Securities           Not applicable.


Item 12. Present Intention and
         Recommendation of
         Certain Persons with
         Regard to the Transaction

         (a) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS -- Record Date; Required Vote.

                                            Location in Consent Solicitation
Item in Schedule 13E-3                      Statement by Caption
----------------------                      ----------------------------------

         (b)                                SPECIAL FACTORS -- Fairness of the
                                            Proposed Transactions;
                                            Recommendation of the General
                                            Partners.


Item 13. Other Provisions of the
         Transaction

         (a)                                CONSENT PROCEDURES; TRANSACTIONS
                                            AUTHORIZED BY CONSENTS -- No
                                            Appraisal or Dissenters' Rights.

         (b)                                Not applicable.

         (c)                                Not applicable.

Item 14. Financial Information

         (a)                                FINANCIAL STATEMENTS. SUMMARY --
                                            Historical Distributions. SUMMARY
                                            HISTORICAL FINANCIAL DATA.
                                            INCORPORATION OF CERTAIN DOCUMENTS
                                            BY REFERENCE.

         (b)                                Not applicable.

Item 15. Persons and Assets Employed,
         Retained or Utilized


         (a)                                CONSENT PROCEDURES; TRANSACTIONS
                                            AUTHORIZED BY CONSENTS --
                                            Solicitation of Consents.

         (b)                                CONSENT PROCEDURES; TRANSACTIONS
                                            AUTHORIZED BY CONSENTS --
                                            Solicitation of Consents.

                                            Location in Consent Solicitation
Item in Schedule 13E-3                      Statement by Caption
----------------------                      ----------------------------------

Item 16. Additional Information             SUMMARY. SUMMARY HISTORICAL
                                            FINANCIAL DATA. MATERIAL RISK
                                            FACTORS AND OTHER CONSIDERATIONS.
                                            DESCRIPTION OF THE PROPOSED
                                            TRANSACTIONS. SPECIAL FACTORS.
                                            SUMMARY OF SELECTED TERMS OF THE
                                            PARTNERSHIP AGREEMENT. THE
                                            PARTNERSHIP'S PROPERTIES. FEDERAL
                                            INCOME TAX CONSIDERATIONS. CONSENT
                                            PROCEDURES; TRANSACTIONS AUTHORIZED
                                            BY CONSENTS. FINANCIAL STATEMENTS.
                                            INCORPORATION OF CERTAIN DOCUMENTS
                                            BY REFERENCE.

Item 1.  Issuer and Class of Security Subject to the Transaction.

(a) The name of the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is Windsor Park Properties 3, A California Limited Partnership, and the address of its principal executive offices is 6160 South Syracuse Way, Greenwood Village, Colorado 80111. The information set forth in the Consent Solicitation Statement on the cover page and under the caption "SUMMARY -- Purpose of the Consent Solicitation; Proposals 1 and 2" is incorporated herein by reference.

(b) The class of security which is the subject of the Rule 13e-3 transaction is units of limited partner interest of the Partnership. The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS -- Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(c) The information set forth under the caption "SUMMARY -- No Established Trading Market For Units" in the Consent Solicitation Statement is incorporated herein by reference.

(d) The information set forth under the caption "SUMMARY -- Historical Distributions" in the Consent Solicitation Statement is incorporated herein by reference.

(e) Not applicable.


(f) The information set forth in the Consent Solicitation Statement under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS -- Background of the Proposed Transactions" is incorporated herein by reference.

Item 2. Identity and  Background.

This Schedule 13E-3 is being filed jointly by N'Tandem Trust, an unincorporated California business trust, which is an affiliate of the Partnership, Chateau Communities, Inc., a Maryland corporation, an entity that controls N'Tandem and the Managing General Partner of Partnership, and Windsor Park Properties 3, A California Limited Partnership (the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction). The information set forth under the captions "DESCRIPTION

OF THE PROPOSED TRANSACTIONS -- Information Concerning N'Tandem and Chateau" and "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS -- Conflicts of Interest," in the Consent Solicitation Statement is incorporated herein by reference.

(a)-(d) Information required by this item relating to directors and executive officers of N'Tandem, Chateau and The Windsor Corporation is set forth in APPENDIX B to the Consent Solicitation Statement, which is incorporated herein by reference.

(e) To the knowledge of N'Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) To the knowledge of N'Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

(g) Information required by this item relating to directors and executive officers of N'Tandem, Chateau and The Windsor Corporation is set forth in APPENDIX B to the Consent Solicitation Statement, which is incorporated herein by reference.

Item  3. Past  Contacts, Transactions or Negotiations.

(a) (1) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS -- Background of the Proposed Transactions" in the Consent Solicitation Statement is incorporated herein by reference.

         (2) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS -- Background of the Proposed Transactions" and "- The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS -- Background of the Proposed Transactions" and "- The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS" in the Consent Solicitation Statement is incorporated herein by reference.

(b)  Not applicable.

Item  5. Plans or Proposals of the Issuer or Affiliate.

(a)-(g) The Rule 13e-3 transaction provides for the sale of all of the Partnership's assets, a dissolution and winding up of the Partnership and a termination of registration of the Units under the Exchange Act. The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS" in the Consent Solicitation Statement is incorporated herein by reference.

Item  6. Source and Amounts of Funds or Other Consideration.

(a) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS -- The Purchase and Sale Agreement -- Purchase Prices" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth in the Consent Solicitation Statement under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS -- The Purchase and Sale Agreement," "- Solicitation Expenses" and "- Estimate of Liquidating Distributions Payable to Limited Partners" and "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS -- Solicitation of Consents" relating to the expenses estimated to be incurred in the transactions, is incorporated herein by reference.

(c) The information contained in the last paragraph under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS -- The Purchase and Sale Agreement -- Purchase Prices" in the Consent Solicitation Statement is incorporated herein by reference.

(d)  Not applicable.

Item  7. Purpose(s), Alternatives, Reasons and Effects.

(a)-(c) The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS -- Purpose of the Consent Solicitation; Proposals 1 and 2," "- Background of the Proposed Transactions," "SPECIAL FACTORS -- Fairness of the Proposed Transactions; Recommendation of the General Partners," "- Alternatives Considered" and "- N'Tandem's and Chateau's Belief as to the Fairness of the Proposed Transactions; N'Tandem's and Chateau's Reasons for Engaging in the Proposed Transactions" in the Consent Solicitation Statement is incorporated herein by reference.

(d) The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS," "-Purpose of the Consent Solicitation; Proposals 1 and 2," "- Estimate of Liquidating Distributions Payable to Limited Partners," "- Ownership of Properties By N'Tandem Following Sales" and "SPECIAL FACTORS -- Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. The information contained under the caption "FEDERAL INCOME TAX CONSIDERATIONS" in the Consent Solicitation Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)-(b) N'Tandem, Chateau and the General Partners of the Partnership reasonably believe that the transaction is fair to the unaffiliated Limited Partners. The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS -- Background of the Proposed Transactions," "SPECIAL FACTORS -- Fairness of the Proposed Transactions; Recommendation of the General Partners" and "- N'Tandem's and Chateau's Belief as to the Fairness of the Proposed Transactions; N'Tandem's and Chateau's Reasons for Engaging in the Proposed Transactions," in the Consent Solicitation Statement is incorporated herein by reference.

(c) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS -- Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(d) The information set forth in the Consent Solicitation Statement under the captions "SPECIAL FACTORS -- Fairness of the Proposed Transactions; Recommendation of the General Partners," "- F under the caption "SPECIAL FACTORS -- Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference.

Item 9. Reports,  Opinions, Appraisals and Certain Negotiations.

(a)-(c) The information contained under the captions "SPECIAL FACTORS -Fairness Opinion," and "- Appraisals" in the Consent Solicitation Statement is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

(a) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS -- Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(b)  Not applicable.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.Not applicable.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS -- Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth under the caption "SPECIAL FACTORS -- Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. No other person has made a recommendation required to be described herein.

Item 13.  Other Provisions of the Transaction.

(a) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS -- No Appraisal or Dissenters' Rights" in the Consent Solicitation Statement is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

Item 14.  Financial Information.

(a) The information set forth under the captions "FINANCIAL STATEMENTS," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SUMMARY --Historical Distributions" and "SUMMARY HISTORICAL FINANCIAL DATA" in the Consent Solicitation Statement is incorporated herein by reference.

(b) Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

(a) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS -- Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS -- Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

Item  16. Additional Information.

The information set forth in the Consent Solicitation Statement under each of the following headings is incorporated herein by reference: "SUMMARY," "SUMMARY HISTORICAL FINANCIAL DATA," "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS," "DESCRIPTION OF THE PROPOSED TRANSACTIONS," "SPECIAL FACTORS," "SUMMARY OF SELECTED TERMS OF THE PARTNERSHIP AGREEMENT," "THE PARTNERSHIP'S PROPERTIES," "FEDERAL INCOME TAX CONSIDERATIONS," "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS," "FINANCIAL STATEMENTS," and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

Item 17.  Materials to be Filed as Exhibits.

(a)       Form of Promissory Note of N'Tandem in favor of Chateau.**

(b)(1)    Appraisals of Whitcomb Real Estate.**
          (A)  Ponderosa
          (B)  The Pines
          (C)  Shady Hills
          (D)  Trailmont
          (E)  Big Country Estates
          (F)  Apache East/Denali Park
          (G)  Harmony Ranch

(b)(2)    Fairness Opinion of Legg Mason Wood Walker, Incorporated.

(b)(3)    Valuation Report of Whitcomb Real Estate. **

(b)(4) Presentation materials of Legg Mason Wood Walker, Incorporated relating to their Fairness Opinion.

(d) Preliminary Consent Solicitation Statement and related proxy materials.*

4         Agreement of Limited Partnership of the Partnership.**

23.1      Consent of Whitcomb Real Estate relating to Appraisals.**

23.2      Consent of Legg Mason Wood Walker, Incorporated.

23.3      Consent of PricewaterhouseCoopers LLP.

23.4      Consent of Whitcomb Real Estate relating to Valuation Report.**

--------------------

* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto, and related proxy materials included in the Partnership's Schedule 14A filed with the Commission on March 3, 2000.

**  Previously filed.

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 3, 2000

                                       WINDSOR PARK PROPERTIES 6,
                                       A California Limited Partnership


                                       By:   The Windsor Corporation,
                                               general partner



                                       By:  /s/ Steven G. Waite
                                            ---------------------------
                                            Name:   Steven  G. Waite
                                            Title:  President

                                   Signature


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 3, 2000

                                           N'TANDEM TRUST


                                           By:    /s/ Gary P. McDaniel
                                                 --------------------------
                                           Name:  Gary P. McDaniel
                                                  Title:  Trustee

                                Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 3, 2000



                                                CHATEAU COMMUNITIES, INC.



                                                By:  /s/ Gary P. McDaniel
                                                   -----------------------------
                                                Name:  Gary P. McDaniel
                                                Title:  Chief Executive Officer

                               INDEX TO EXHIBITS

EXHIBIT NO.                          DESCRIPTION
----------                           -----------

(a)              Form of Promissory Note of N'Tandem in favor of Chateau.**

(b)(1)           Appraisals of Whitcomb Real Estate.**
                 (A)      Ponderosa
                 (B)      The Pines
                 (C)      Shady Hills
                 (D)      Trailmont
                 (E)      Big Country Estates
                 (F)      Apache East/Denali Park
                 (G)      Harmony Ranch

(b)(2)           Fairness Opinion of Legg Mason Wood Walker, Incorporated.

(b)(3)           Valuation Report of Whitcomb Real Estate. **

(b)(4) Presentation materials of Legg Mason Wood Walker,Incorporated, relating to their Fairness Opinion.

(d) Preliminary Consent Solicitation Statement and related proxy materials.*

4                Agreement of Limited Partnership of the Partnership.**

23.1             Consent of Whitcomb Real Estate relating to Appraisals.**


23.2             Consent of Legg Mason Wood Walker, Incorporated.


23.3             Consent of PricewaterhouseCoopers LLP.


23.4             Consent of Whitcomb Real Estate relating to Valuation Report.**


_____________________

* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto, and related proxy materials included in the Partnership's Schedule 14A filed with the Commission on March 3, 2000.

**   Previously filed.